Exhibit 97.1

SERITAGE GROWTH PROPERTIES

2023 CLAWBACK POLICY

Adopted by the Board: November 16, 2023

1.
Purpose. The Board believes that it is in the best interests of the Company and its shareholders to create and maintain a culture that emphasizes integrity and accountability and that reinforces the Company’s pay-for-performance compensation philosophy. The Board has, therefore, adopted this Policy, which provides for the recoupment of certain executive compensation in the event of an Accounting Restatement and is designed to comply with, and will be interpreted to be consistent with, the Applicable Rules.

2.
Definitions.

a.
“Accounting Restatement” means an accounting restatement by the Company due to the Company’s material noncompliance with any financial reporting requirement under the securities laws, including any required restatement to correct an error in the Company’s previously issued financial statements (i) that is material to the previously issued financial statements (i.e., a “Big R” restatement), or (ii) that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (i.e., a “little r” restatement).

b.
“Accounting Restatement Date” means the earlier to occur of (i) the date on which the Board, or the officers of the Company authorized to take action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement and (ii) the date on which any court, regulator, or other legally authorized body directs the Company to prepare an Accounting Restatement, in either case, regardless of whether or when the restated financial statements are filed with the SEC.

c.
“Applicable Rules” means Section 10D of the Exchange Act, Rule 10D-1 promulgated under the Exchange Act, and Section 303A.14 of the New York Stock Exchange Listed Company Manual, in each case, as amended from time to time.

d.
“Board” means the Board of Trustees of the Company.

e.
“Clawback Period” means the three completed fiscal years immediately preceding the Accounting Restatement Date as well as any transition period that results from a change in the Company’s fiscal year within or immediately following those three completed fiscal years; provided, that a transition period lasting nine months or longer will count as a completed fiscal year for purposes determining the Clawback Period.

f.
“Code” means the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.

g.
“Committee” means the Compensation Committee of the Board.

h.
“Company” means Seritage Growth Properties, a Maryland real estate investment trust.

i.
“Company Group” means the Company and each of its direct and indirect subsidiaries.
j.
“Covered Executives” means the Company’s president, principal financial officer, and principal accounting officer (or, if there is no such accounting officer, the controller), any vice-president of the Company in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer of the Company who performs a policy-making function, and any other person who performs similar policy-making functions for the Company. An executive officer of the Company’s parent(s) or subsidiaries is deemed to be a Covered Executive if the executive officer performs policy-making functions for the Company. For purposes of this definition, policy-making functions are not intended to include policy-making functions that are not significant, and identification of a Covered Executive for purposes of this definition would include the minimum executive officers identified pursuant to Item 401(b) of Regulation S-K.

k.
“Effective Date” means October 2, 2023.

l.
“Erroneously Awarded Compensation” means, in the event of an Accounting Restatement, the amount of Incentive-Based Compensation Received by a Covered Executive that exceeds the amount of Incentive-Based Compensation that otherwise would have been Received by such Covered Executive had it been determined based on the restated amounts in such Accounting Restatement, as determined in the sole discretion of the Board based on all applicable facts and circumstances (including, without limitation, the time value of money, the gross amount of dividends or other distributions received by the Covered Executive in respect of the Incentive-Based Compensation, and any gain realized by the Covered Executive upon the subsequent disposition of any property received in connection with any Incentive-Based Compensation); provided, that (i) the amount of Erroneously Awarded Compensation must be computed without regard to any taxes paid by such Covered Executive; and (ii) for Incentive-Based Compensation Received by a Covered Executive based on stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in the Accounting Restatement, (A) the amount of Erroneously Awarded Compensation must be based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was Received, and (B) the Company must maintain documentation of the determination of that reasonable estimate and provide such documentation to the Stock Exchange.

m.
“Exchange Act” means the Securities Exchange Act of 1934, as amended.

n.
“Existing Policy” means the Seritage Growth Properties Incentive Compensation Clawback Policy.

o.
“Financial Reporting Measures” means any measures that are determined and presented in accordance with the accounting principles used in the Company’s financial statements, and any measures that are derived wholly or in part from such measures. Stock price and total shareholder return are also Financial Reporting Measures. A Financial Reporting Measure need not be presented within the Company’s financial statements or included in a filing with the SEC to be considered a Financial Reporting Measure.

p.
“Incentive-Based Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure.

q.
“Policy” means this Seritage Growth Properties 2023 Clawback Policy, as it may be

amended, restated, supplemented, or otherwise modified from time to time.

r.
“Received” means, with respect to Incentive-Based Compensation, actual or deemed receipt of such compensation, and Incentive-Based Compensation will be deemed Received by a Covered Executive in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of such Incentive-Based Compensation occurs after the end of that period. For the avoidance of doubt, Incentive-Based Compensation that is subject to deferral pursuant to a deferred compensation plan of the Company Group will be deemed Received by the Covered Executive for purposes of this Policy as of the date of deferral.

s.
“SEC” means that U.S. Securities and Exchange Commission.

t.
“Stock Exchange” means the New York Stock Exchange.

3.
Administration. This Policy will be administered by the Board or, if so designated by the Board, the Committee, in which case references herein to the Board will be deemed references to the Committee. The Board has full and final authority to make all determinations under this Policy and in compliance with (or pursuant to an exemption from the application of) Section 409A of the Code. The Board may consult with the Audit Committee of the Board in evaluating any determinations made pursuant to this Policy. Any determinations made by the Board will be final, conclusive, and binding on all persons, including the Company, its shareholders, and the Covered Executives. Any action or inaction by the Board with respect to a Covered Executive under this Policy in no way limits the Board’s actions or decisions not to act with respect to any other Covered Executive under this Policy or under any similar policy, agreement, or arrangement, nor will any such action or inaction serve as a waiver of any rights the that the Company Group may have against any Covered Executive, other than as set forth in this Policy. The Board may authorize and empower any officer or employee of the Company Group to take any and all actions necessary or appropriate to carry out the purpose and intent of this Policy, other than with respect to any recovery under this Policy involving such officer or employee.

4.
Scope of Application. This Policy applies to Incentive-Based Compensation Received by a Covered Executive on or after the Effective Date and during any applicable Clawback Period if

(a) such Incentive-Based Compensation was Received by the Covered Executive after beginning service as a Covered Executive, (b) the Covered Executive served as a Covered Executive at any time during the performance period for such Incentive-Based Compensation, and (c) the Incentive- Based Compensation was Received by the Covered Executive while the Company had a class of securities listed on a national securities exchange or a national securities association.

5.
Clawback Requirement. If the Company is required to prepare an Accounting Restatement, the Company Group must recover (and each Covered Executive must repay), reasonably promptly, each Covered Executive’s Erroneously Awarded Compensation, except as provided in Section 7 of this Policy. The Company may recover Erroneously Awarded Compensation in any manner set forth in Section 6 of this Policy.

6.
Clawback Methods. The Board will determine, in its sole discretion, the timing and method for recovering each Covered Executive’s Erroneously Awarded Compensation in a reasonably prompt manner, which may include, without limitation, one or more of the following methods (applied individually or jointly):

a.
requiring the Covered Executive to repay the Company Group in cash or other property determined to be acceptable by the Board;

b.
offsetting the Erroneously Awarded Compensation against any compensation otherwise owing by the Company Group to the Covered Executive or to be earned by the Covered Executive;

c.
cancelling outstanding vested or unvested cash or equity awards;

d.
cancelling or offsetting against any planned future cash or equity awards; and

e.
taking any other remedial and recovery action authorized by law or contract.

7.
Exceptions to Clawback Requirement. Notwithstanding anything to the contrary in this Policy, the Company Group’s recovery obligation under this Policy will not apply to the extent that either the Committee or, if the determination is made by the Board, a majority of the independent directors serving on the Board, determines that such recovery would be impracticable and that one or more of the following applies:

a.
the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount of the Erroneously Awarded Compensation; provided, that before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on expense of enforcement, the Company Group must (i) make a reasonable attempt to recover such Erroneously Awarded Compensation, (ii) document such reasonable attempt to recover, and (iii) provide that documentation to the Stock Exchange;

b.
recovery would violate home country law where that law was adopted prior to November 28, 2022; provided, that before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on violation of home country law, the Company Group must (i) obtain an opinion of home country counsel, acceptable to the Stock Exchange, that recovery would result in such a violation and

(ii) provide such opinion to the Stock Exchange; or

c.
recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company Group, to fail to meet the requirements of Section 401(a)(13) of the Code or Section 411(a) of the Code.

8.
Indemnification. Notwithstanding the terms of any indemnification arrangement or insurance policy or contract with, or for the benefit of, any Covered Executive, the Company Group may not indemnify any Covered Executive against the loss of Erroneously Awarded Compensation, including any payment or reimbursement for the cost of third-party insurance purchased by any Covered Executive to fund potential clawback obligations under this Policy, or against the requirement to reimburse the Company hereunder for expenses incurred by the Company in recovering Erroneously Awarded Compensation. No member of the Board who assists in the administration of this Policy will be liable for any action, determination, or interpretation made with respect to this Policy, and each member of the Board will be fully indemnified by the Company Group to the fullest extent under applicable law or Company Group policy with respect to such action, determination, or interpretation.

9.
Required Disclosures. The Company will file all disclosures with respect to this Policy in accordance with the requirements of the federal securities laws, including any disclosures required by the SEC.

10.
Adoption Date; Effective Date. This Policy was adopted by the Board on November 16, 2023,

and will be effective as the Effective Date. The terms and conditions of this Policy will apply to Incentive-Based Compensation that is Received by any Covered Executive on or after the Effective Date, even if such Incentive-Based Compensation was approved, awarded, or granted to the Covered Executive prior to the Effective Date.

11.
Amendment; Termination. The Board may amend this Policy from time to time in its discretion. The Board may suspend, discontinue, or terminate this Policy at any time.

12.
Other Recovery Rights. The Board intends that this Policy will be applied to the fullest permissible extent. The Board may require that any employment agreement, equity award agreement, or similar agreement entered into on or after the Effective Date will, as a condition to the grant of any benefit thereunder, require a Covered Executive to agree to be subject to and to abide by the terms of this Policy. Any right of recovery under this Policy is in addition to, and not in lieu of, any other remedies or rights of recovery that may be available to the Company Group pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement and any other legal remedies available to the Company Group. In the event of a Restatement, the terms of this Policy will be applied first and the Board may apply the terms of the Existing Policy in addition to, but not in lieu of, any recovery provided for under this Policy. To the extent that the application of this Policy would provide for recovery of Incentive-Based Compensation that the Company Group could also recover, or has previously recovered, from a Covered Executive pursuant to the Existing Policy, Section 304 of the Sarbanes-Oxley Act of 2002 or other recovery obligations, the amount such Covered Executive reimburses to, or has already reimbursed to, the Company Group will be credited to the required recovery under this Policy.

13.
Successors. This Policy will be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators, and other legal representatives.

14.
Governing Law; Venue. This Policy and all rights and obligations hereunder are governed by and construed in accordance with the laws of the State of New York, excluding any choice of law rules or principles that may direct the application of the laws of another jurisdiction. The state and federal courts located in the State of New York will have exclusive jurisdiction in any action, lawsuit or proceeding based on or arising out of this Policy.